UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D

              Under the Securities Exchange Act of 1934

                       (Amendment No. ___)

                     FOODARAMA SUPERMARKETS INC.
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                          (Name of Issuer)

                            COMMON STOCK
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                   (Title of class of securities)

                             344820105
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                           (CUSIP Number)

                       CARL WILLIAM DINGER III
                          7 LAKE TRAIL WEST
                         MORRISTOWN, NJ 07960
                            (973)-408-9377
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   (Name, address and telephone number of person authorized to receive notices and communications)

                            MARCH 20, 2000
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       (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of 240.13d-
1(e),240.13d-1(f) or 240.13d-1(g), check the following box:
   /     /.

Note: Schedules filed in paper format shall include a signed original and five copies of Schedule, including all exhibits.
See  240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No. 344820105

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF
ABOVE PERSONS (ENTITIES ONLY):

         Carl W. Dinger III     ###-##-####
         Jeffrey E. Dinger      ###-##-####
         Carl W. Dinger, Jr.    ###-##-####
         Carousel Art Inc.       22-2459709
         Ashley E. Dinger Trust  22-6710058
         Caleigh N. Dinger Trust 22-6710059
         Shelby C. Dinger Trust  22-6739944

		(*individually and as trustee for three separates trusts for the benefit of Carl W. Dinger III's children)

2. CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

(a)	/   X   /

(b)	/      /

3. SEC USE ONLY


4. SOURCE OF FUNDS (SEE INSTRUCTIONS)

	        PF, OO of each reporting person of the group

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) or 2(e)

	  	/          /

6. CITIZENSHIP OR PLACE OF ORGANIZATION

         Carl W. Dinger III  - USA
         Jeffrey E. Dinger - USA
         Carl W. Dinger, Jr. - USA
         Carousel Art Inc. - New Jersey Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7. SOLE VOTING POWER

	       	64,400

8. SHARED VOTING POWER

         	    0

9. SOLE DISPOSITIVE POWER

	      	 64,400


10. SHARED DISPOSITIVE POWER

             	0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON:

         Carl W. Dinger III -   47,700 shares common
         Jeffrey E. Dinger -    10,400 shares common
         Carl W. Dinger, Jr. -   2,000 shares common
         Carousel Art Inc. -     3,000 shares common
         Ashley E. Dinger -        425 shares common
         Caleigh N. Dinger -       100 shares common
         Shelby C. Dinger -        775 shares common

12. CHECK IF THE AGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES

       		/        /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       		5.76%

14. TYPE OF REPORTING PERSON

       		IN, CO  (all related)

SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D

The following constitutes the Schedule 13D filed by the undersigned

ITEM 1.		SECURITY AND ISSUER

This statement relates to the Common Stock, $1.00 par value per share ("the shares"), of Foodarama Supermarkets Inc., (the
"Issuer").  The principal offices of the issuer are at 922
Highway 33, Building 6, Suite 1, Freehold, NJ 07728.


ITEM 2.		IDENTITY AND BACKROUND

a.) This statement has been filed jointly by Carl W. Dinger III, Jeffrey E. Dinger and Carl W. Dinger, Jr. ("reporting persons") whom are all related. Carl W. Dinger Jr. is the father of Carl W. Dinger III and Jeffrey E. Dinger. Carousel
Art Inc. is an entity owned in trust for the benefit of Carl W. Dinger III and Jeffrey E. Dinger. The three listed beneficiaries of the trusts are the children of Carl W. Dinger III, with the trustees being Carl W. Dinger III, Jeffrey E. Dinger, and Brenda L. Dinger, wife of Carl W. Dinger III.

b.) The principal address of each person or entity in the group is as follows:

         Carl W. Dinger III
         7 Lake Trail West
         Morristown, NJ 07960

         Jeffrey E. Dinger
         4 Fox Hollow Road
         Morristown, NJ 07960

         Carl W. Dinger, Jr,
         55 Loantaka Lane North
         Morristown, NJ 07960

         Carousel Art Inc.
         P.O. Box 150
         Green Village, NJ 07935

c.) Present Principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

         Carl W. Dinger III - Consultant/Officer of Carousel Art Inc. (address same as in (b.)

         Jeffrey E, Dinger - Investments/Officer of Carousel Art Inc. (address same as in (b.)

         Carl W. Dinger, Jr. - Retired/Officer Carousel Art Inc.
         (address same as in (b.)

d.) No reporting person in the group has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.) None of the reporting persons in this group has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.

f.) Mr. Carl W. Dinger III, Mr. Jeffrey E. Dinger and Mr. Carl W.
Dinger, Jr. are all citizens of the United States.  Carousel Art
Incorporated is incorporated in the State of New Jersey.

ITEM 3.		SOURCE AND AMOUNT OF FUNDS

The source of funds of each of the reporting persons in the group are the personal funds of each individual and in two accounts, borrowings from investment brokerage accounts supported by several equity holdings.

ITEM 4.		PURPOSE OF THE TRANSACTION

The reporting persons in the group have purchased the shares for investment purposes. The group believes the Issuer's shares are undervalued and believes management should consider taking steps to enhance shareholder value. Particularly, the group believes management should utilize the large free cash flow that is expected to be generated beginning in Fiscal 2002-2003, (upon completion of the store conversion program) to eliminate the remaining debt and repurchase common shares.

The reporting persons of the group may buy or sell the Issuer's shares depending on market conditions.


ITEM 5.		INTEREST IN THE SECURITIES OF THE ISSUER

As reported in the Issuer's 10Q for the quarter ending
1/29/2000, the issuer had 1,117,290 common shares outstanding. The reporting persons forming the group own an aggregate of 64,400 common shares representing 5.76% of the Issuer's shares outstanding. Each member of the reporting group owns shares individually as follows:


         Carl W. Dinger III       47,700
         Jeffrey E. Dinger        10,400
         Carl W. Dinger Jr.        2,000
         Carousel Art Inc.         3,000
         Ashley E. Dinger Trust*     425
         Caleigh N. Dinger Trust*    100
         Shelby C. Dinger Trust*     775
             Total:               64,400

*Children of Carl W. Dinger III of which Carl W. Dinger III and
Jeffrey E. Dinger and Brenda L. Dinger are trustees.

b.) Each individual retains voting control over their respective holdings with the exception of the trusts. The trust shares are voted by the trustees, Carl W. Dinger III, Jeffrey E. Dinger and
Brenda L. Dinger.

c.) Transactions over that past sixty days are as follows, (all purchases):

         1. Carl W. Dinger III:

                 Date:   Shares:        Price:
               12/31/99   1,800         $20.08
                3/15/00   9,000         $21.84
                3/17/00     900         $22.25
                3/20/00   4,900         $23.23
                3/22/00   2,000         $24.00
                3/23/00   2,100         $23.00

         2. Jeffrey E. Dinger:

                 Date:   Shares:        Price:
               12/31/99  10,600         $21.125

         3. Ashley E. Dinger Trust

                 Date:   Shares:        Price:
               12/30/99     425         $21.13

         4. Caleigh N. Dinger Trust

                 Date:   Shares:        Price:
               12/30/99     100         $21.55

         5. Shelby C. Dinger Trust

                 Date:   Shares:        Price:
               12/30/99     775         $21.07

         6. Carousel Art Inc.

                 Date:   Shares:        Price:
               12/29/99   3,000         $21.125

d.) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of the Common Stock.

e.) Not applicable.


ITEM 6.		CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than described herein, there are no contracts, arrangements or understandings among the Reporting Persons, or between the Reporting Persons and any other Person, with respect to the securities of the Issuer.

ITEM 7.		MATERIALS TO BE FILED AS EXHIBITS

There are no materials to be filed as exhibits.


SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the informationset forth in this statement is true, complete and correct.

March 30, 2000
______________________________________________________________
DATE

<Carl W. Dinger III, individually, as trustee, and as officer of
Carousel Art Inc.>
_______________________________________________________________
SIGNATURE

<Jeffrey E. Dinger, individually, as trustee, and as officer of
Carousel Art Inc.>
_______________________________________________________________
SIGNATURE

<Carl W Dinger, Jr., individually and as officer of Carousel Art
Inc.>
_______________________________________________________________
SIGNATURE

<Brenda L. Dinger, as trustee>
_______________________________________________________________
SIGNATURE